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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 2)*

NEUROCRINE BIOSCIENCES, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

64125C109

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64125C109			13G	Page 2 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RA Capital Management, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 64125C109			13G	Page 3 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Peter Kolchinsky

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 64125C109			13G	Page 4 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RA Capital Healthcare Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 64125C109			13G	Page 5 of 8 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). RA Capital Healthcare Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With		5.	Sole Voting Power 0

		6.	Shared Voting Power 0

		7.	Sole Dispositive Power 0

		8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10.	Check if the Aggregate Amount in Row (9) Excludes ☐ Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 64125C109	Page 6 of 8

Item 1.

(a)           Name of Issuer: Neurocrine Biosciences, Inc. (the “Issuer”).

(b)           Address of the Issuer’s Principal Executive Offices:  12790 El Camino Real, San Diego, CA 92130.

Item 2.

(a)           Name of Person Filing: This joint statement on Schedule 13G is being filed by Peter Kolchinsky, RA Capital Management, LLC, RA Capital Healthcare Fund, L.P. and RA Capital Healthcare Fund II, L.P., who are collectively referred to herein as the “Reporting Persons.”  Mr. Kolchinsky (the “Manager”) is the manager of RA Capital Management, LLC (“Capital”), which is the investment adviser and sole general partner of each of RA Capital Healthcare Fund, L.P. (“Fund I”) and RA Capital Healthcare Fund II, L.P. (“Fund II”).  The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)           Address of Principal Business Office:  The principal business office of the Reporting Persons with respect to the shares reported hereunder is 800 Boylston Street, Suite 1500, Boston, MA 02199.

(c)           Citizenship:  Capital is a Massachusetts limited liability company.  Each of Fund I and Fund II is a Delaware limited partnership.  The Manager is a U.S. citizen.

(d)           Title and Class of Securities:  Common stock, par value $0.001 per share (“Common Stock”).

(e)           CUSIP Number:  64125C109.

Item 3.                     If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.                      Ownership:

The Reporting Persons, as of the date listed below, report the following beneficial ownership:
(a)            Amount Beneficially Owned:                           0
(b)            Percent of Class:                                                0.0%
(c)            Number of Shares as to which such person has:
 (i)           sole power to vote or to direct the vote:  0
 (ii)          shared power to vote or direct the vote:  0
 (iii)         sole power to dispose or to direct the disposition of:      0
 (iv)        shared power to dispose or to direct the disposition of:  0

CUSIP No. 64125C109	Page 7 of 8

Item 5.                   Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [x].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.                    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

Not applicable.

Item 8.                    Identification and Classification of Members of the Group:

Not applicable.

Item 9.                    Notice of Dissolution of Group:

Not applicable.

Item 10.                  Certification:

By signing below I hereby certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 64125C109	Page 8 of 8

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 13, 2009

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Management, LLC
General Partner

By: /s/ Peter Kolchinsky
-------------------------------------------------
Peter Kolchinsky
Manager

RA CAPITAL HEALTHCARE FUND II, L.P.

By: RA Capital Management, LLC
General Partner

By: /s/ Peter Kolchinsky
-------------------------------------------------
Peter Kolchinsky
Manager

RA CAPITAL MANAGEMENT, LLC

By: /s/ Peter Kolchinsky
-------------------------------------------------
Peter Kolchinsky
Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky
-------------------------------------------------

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees, as of February 13, 2009, that only one statement containing the information required by Schedule 13G, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Neurocrine Biosciences, Inc., and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.  This Agreement expressly supersedes the Joint Filing Agreement dated February 14, 2008 among the certain of the parties hereto with respect to the filing of information required by Schedule 13G in relation to Common Stock of the Issuer.

RA CAPITAL HEALTHCARE FUND, L.P.

By: RA Capital Management, LLC
General Partner

By: /s/ Peter Kolchinsky
-------------------------------------------------
Peter Kolchinsky
Manager

RA CAPITAL HEALTHCARE FUND II, L.P.

By: RA Capital Management, LLC
General Partner

By: /s/ Peter Kolchinsky
-------------------------------------------------
Peter Kolchinsky
Manager

RA CAPITAL MANAGEMENT, LLC

By: /s/ Peter Kolchinsky
-------------------------------------------------
Peter Kolchinsky
Manager

PETER KOLCHINSKY

/s/ Peter Kolchinsky
-------------------------------------------------